Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for February 2025

Passenger traffic increased year-on-year by 8.6% in Puerto Rico and 3.3% in Colombia, and decreased 7.5% in Mexico

Mexico City, March 5, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for February 2024 reached a total of 5.6 million passengers, representing a decrease of 2.6% compared to February 2023.

Passenger traffic presented year-over-year increases of 8.6% in Puerto Rico and 3.3% in Colombia, while traffic in Mexico declined 7.5%. Performance in Puerto Rico was driven by increases of 19.2% in international traffic and 7.5% in domestic traffic, while Colombia reported increases of 11.3% in international traffic and 1.1% in domestic traffic. In Mexico, international and domestic passenger traffic declined 10.6% and 2.9%, respectively.

All figures in this statement reflect comparisons between the period from February 1 to 28, 2025 and from February 1 to 29, 2024. Noteworthy, February 2025 had one less calendar day. Passenger figures exclude transit and general aviation passengers for Mexico and Colombia.

Passenger Traffic Summary
	February		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	3,599,822	3,328,265	(7.5)	7,471,557	7,042,417	(5.7)
Domestic Traffic	1,416,632	1,375,440	(2.9)	3,039,786	2,987,321	(1.7)
International Traffic	2,183,190	1,952,825	(10.6)	4,431,771	4,055,096	(8.5)
San Juan, Puerto Rico	984,244	1,068,916	8.6	2,097,374	2,285,084	8.9
Domestic Traffic	889,959	956,531	7.5	1,891,417	2,038,167	7.8
International Traffic	94,285	112,385	19.2	205,957	246,917	19.9
Colombia	1,191,695	1,230,431	3.3	2,523,476	2,726,357	8.0
Domestic Traffic	936,703	946,659	1.1	1,959,194	2,058,454	5.1
International Traffic	254,992	283,772	11.3	564,282	667,903	18.4
Total Traffic	5,775,761	5,627,612	(2.6)	12,092,407	12,053,858	(0.3)
Domestic Traffic	3,243,294	3,278,630	1.1	6,890,397	7,083,942	2.8
International Traffic	2,532,467	2,348,982	(7.2)	5,202,010	4,969,916	(4.5)

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Mexico Passenger Traffic
		February		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,416,632	1,375,440	(2.9)	3,039,786	2,987,321	(1.7)
CUN	Cancun	705,560	680,189	(3.6)	1,529,718	1,493,653	(2.4)
CZM	Cozumel	17,380	16,059	(7.6)	38,860	36,138	(7.0)
HUX	Huatulco	52,866	49,056	(7.2)	115,318	106,249	(7.9)
MID	Merida	249,509	248,115	(0.6)	527,201	526,843	(0.1)
MTT	Minatitlan	8,869	10,861	22.5	18,749	23,558	25.6
OAX	Oaxaca	115,819	117,554	1.5	244,912	254,609	4.0
TAP	Tapachula	44,735	37,838	(15.4)	98,842	85,028	(14.0)
VER	Veracruz	110,977	116,775	5.2	233,423	243,615	4.4
VSA	Villahermosa	110,917	98,993	(10.8)	232,763	217,628	(6.5)
International Traffic		2,183,190	1,952,825	(10.6)	4,431,771	4,055,096	(8.5)
CUN	Cancun	2,032,642	1,809,498	(11.0)	4,128,885	3,755,093	(9.1)
CZM	Cozumel	60,593	47,145	(22.2)	116,791	93,684	(19.8)
HUX	Huatulco	27,211	26,099	(4.1)	53,441	52,996	(0.8)
MID	Merida	31,235	34,932	11.8	62,807	72,685	15.7
MTT	Minatitlan	401	391	(2.5)	1,075	1,216	13.1
OAX	Oaxaca	18,515	21,657	17.0	39,994	48,208	20.5
TAP	Tapachula	1,064	1,779	67.2	2,782	3,112	11.9
VER	Veracruz	8,986	8,629	(4.0)	20,373	22,314	9.5
VSA	Villahermosa	2,543	2,695	6.0	5,623	5,788	2.9
Traffic Total Mexico		3,599,822	3,328,265	(7.5)	7,471,557	7,042,417	(5.7)
CUN	Cancun	2,738,202	2,489,687	(9.1)	5,658,603	5,248,746	(7.2)
CZM	Cozumel	77,973	63,204	(18.9)	155,651	129,822	(16.6)
HUX	Huatulco	80,077	75,155	(6.1)	168,759	159,245	(5.6)
MID	Merida	280,744	283,047	0.8	590,008	599,528	1.6
MTT	Minatitlan	9,270	11,252	21.4	19,824	24,774	25.0
OAX	Oaxaca	134,334	139,211	3.6	284,906	302,817	6.3
TAP	Tapachula	45,799	39,617	(13.5)	101,624	88,140	(13.3)
VER	Veracruz	119,963	125,404	4.5	253,796	265,929	4.8
VSA	Villahermosa	113,460	101,688	(10.4)	238,386	223,416	(6.3)

U.S. Passenger Traffic, San Juan Airport (LMM)
	February		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	984,244	1,068,916	8.6	2,097,374	2,285,084	8.9
Domestic Traffic	889,959	956,531	7.5	1,891,417	2,038,167	7.8
International Traffic	94,285	112,385	19.2	205,957	246,917	19.9

Colombia Passenger Traffic Airplan
		February		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		936,703	946,659	1.1	1,959,194	2,058,454	5.1
MDE	Rionegro	689,754	717,098	4.0	1,418,967	1,547,431	9.1
EOH	Medellin	92,782	80,998	(12.7)	205,629	182,290	(11.4)
MTR	Monteria	113,143	106,683	(5.7)	246,224	241,600	(1.9)
APO	Carepa	14,131	12,693	(10.2)	27,572	24,996	(9.3)
UIB	Quibdo	24,791	23,598	(4.8)	55,286	51,379	(7.1)
CZU	Corozal	2,102	5,589	165.9	5,516	10,758	95.0
International Traffic		254,992	283,772	11.3	564,282	667,903	18.4
MDE	Rionegro	254,992	283,772	11.3	564,282	667,903	18.4
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,191,695	1,230,431	3.3	2,523,476	2,726,357	8.0
MDE	Rionegro	944,746	1,000,870	5.9	1,983,249	2,215,334	11.7
EOH	Medellin	92,782	80,998	(12.7)	205,629	182,290	(11.4)
MTR	Monteria	113,143	106,683	(5.7)	246,224	241,600	(1.9)
APO	Carepa	14,131	12,693	(10.2)	27,572	24,996	(9.3)
UIB	Quibdo	24,791	23,598	(4.8)	55,286	51,379	(7.1)
CZU	Corozal	2,102	5,589	165.9	5,516	10,758	95.0

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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